SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
February 16, 2007
Commission File Number: 000-30586
IVANHOE ENERGY INC.
(Translation of Registrant’s Name into English)
Suite 654 – 999 Canada Place, Vancouver, British Columbia, V6C 3E1, CANADA
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. *

Form 20-F- ☐	Form 40-F- ☐
* The registrant files annual reports under cover of Form 10-K
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

This Report on Form 6-K incorporates by reference the exhibit attached hereto.

Exhibit	Title

1	Early Notice of Record Date and Meeting Date

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE ENERGY INC.
Date: February 16, 2007	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President and Corporate Secretary

February 16, 2007

To:	Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Saskatchewan Securities Commission
Office of the Administrator of Securities, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, P.E.I.
Securities Division, Department of Justice, Newfoundland
Registrar of Securities, Government of the Yukon Territory
Securities Registry, Government of the Northwest Territories
Securities Registry, Government of Nunavut
Toronto Stock Exchange

NASDAQ Stock Exchange
Dear Madam/Sir:
EARLY NOTICE — IVANHOE ENERGY INC.
In compliance with National Policy Statement 54-101, the following is advance notification of meeting for:

ISSUER:	Ivanhoe Energy Inc.

MEETING DATE:	May 03, 2007

RECORD DATE FOR NOTICE:	March 19, 2007

RECORD DATE FOR VOTING:	March 19, 2007

BENEFICIAL OWNERSHIP DETERMINATION:	March 19, 2007

SECURITY DESCRIPTION:	Common Shares, 465790 10 3

MEETING TYPE:	Annual General Meeting

PLACE OF MEETING:	Vancouver, British Columbia
Yours truly,
IVANHOE ENERGY INC.
“Beverly A. Bartlett”
Beverly A. Bartlett
Vice President and Corporate Secretary
World Trade Centre
Suite 654 – 999 Canada Place, Vancouver, BC, Canada V6C 3E1
Tel: (604) 688-8323 Fax: (604) 682-2060